

07004736

BB 3/27

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OptionsHouse, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd., Suite 500
(No. and Street)

Chicago (City) | IL (State) | 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Deering (312) 362-2392
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive (Address) | Chicago (City) | IL (State) | 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel Rosenthal, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of OptionsHouse, Inc. (the Company) as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
DONNA LAHEY
COMMISSION EXPIRES 02/06/10
NOTARY PUBLIC STATE OF ILLINOIS



Daniel Rosenthal
Chief Executive Officer



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (k) An Oath or Affirmation.
- ☐ (l) A copy of the SIPC Supplemental Report.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (n) Supplementary Report Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OptionsHouse, Inc.

Statement of Financial Condition

December 31, 2006

Contents

0702-0808709_Condition

Report of Independent Registered Public Accounting Firm

The Stockholder
OptionsHouse, Inc.

We have audited the accompanying statement of financial condition of OptionsHouse, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OptionsHouse, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 23, 2007

OptionsHouse, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 1,193,387
Receivable from clearing broker	127,273
Hardware and software, net of accumulated depreciation of $54,557	114,271
Other assets	11,950
Total assets	$ 1,446,881
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 172,240
Accounts payable and other accrued liabilities	67,118
Payable to affiliate	43,543
	282,901
Stockholder's equity:	
Common stock (100,000 shares authorized, 4,590 shares issued and outstanding, $0.001 par value)	5
Additional paid-in capital	4,589,995
Accumulated deficit	(3,426,020)
Total stockholder's equity	1,163,980
Total liabilities and stockholder's equity	$ 1,446,881

See accompanying notes.

OptionsHouse, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Nature of Business

OptionsHouse, Inc. (the Company), a wholly owned subsidiary of PEAK6 Investments, L.P. (the Parent), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company provides online retail brokerage services. The Company commenced operations as a broker-dealer on November 1, 2005. Business prior to November 1, 2005, was limited to start-up and pre-operating activities.

The Company clears customers' securities transactions on a fully disclosed basis through Pension Financial Services, Inc. (the clearing broker).

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Securities Transactions

The Company does limited proprietary trading in exchange-traded equities and options. These securities transactions are recorded on a trade-date basis.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2006, cash equivalents included money market fund investments of $984,420.

2. Significant Accounting Policies (continued)

Hardware and Software, Net

Hardware and software purchased are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2006, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. FIN 48 is effective for years commencing after December 31, 2006. The Company is currently evaluating the impact of FIN 48 on its financial statements. However, the Company does not expect FIN 48 to have a material effect on its financial statements.

3. Hardware and Software, Net

Hardware and software at December 31, 2006, consisted of the following:

Computer equipment and hardware	$ 137,412
Software	31,416
	168,828
Less accumulated depreciation	(54,557)
	$ 114,271

4. Income Taxes

The Company files a federal income tax return and certain state and local tax returns. Federal, state, and local taxes are provided on a separate return basis.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets of approximately $1,175,000 at December 31, 2006, related to net operating losses are fully reserved offset by a valuation allowance.

5. Employee Benefit Plan

The Parent sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

6. Related-Party Transactions

The Company has a service agreement (the Service Agreement) with the Parent. The Company paid the Parent as reimbursement of expenses incurred for occupancy costs, accounting services, and human resource services. Accounting and human resource services expenses of $43,543 remain payable to affiliate as of December 31, 2006.

7. Guarantees

Under the terms of the Company's clearing agreement with the clearing broker, the Company introduces its customers' accounts who, as the clearing broker, clears and maintains all of the Company's customer account activity. As such, the Company is required to guarantee the performance of its customers in meeting their contractual obligations. The Company has agreed to indemnify the clearing broker for losses that they may sustain for the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing broker, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, when necessary.

8. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000, as these terms are defined. At December 31, 2006, the Company had net capital of $1,015,800, which was $765,800 in excess of its required net capital of $250,000. At December 31, 2006, its percentage of aggregate indebtedness to net capital was 27.85%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

END